March 17, 2016

Sonny Oh

Office of Disclosure Review and Accounting

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust – Crow Point Alternative Income Fund Proxy Statement

Dear Mr. Oh:

On March 2, 2016, Northern Lights Fund Trust (the "Registrant") filed a preliminary proxy statement with respect to the Crow Point Alternative Income Fund (the “Fund”). The Proxy Statement relates to a shareholder meeting to consider approval of a new advisory agreement. You provided the following comments on March 14, 2016 to the Proxy Statement by phone to Emily Little. Below is a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Comment 1. Please confirm that any information missing in the preliminary proxy statement will be supplied in the definitive proxy statement.

Response. The Registrant confirms that all missing information will be supplied in the definitive proxy statement.

Comment 2. In the “Evaluation by the Board of Trustees” section beginning on page 2, (a) please disclose any considerations that were adverse to the proposal; and (b) please define the term “Counsel” as it is not previously defined in the document.

Response. (a) Registrant notes that the Board of Trustees engaged in robust discussion regarding all aspects of the proposal in connection with its deliberations. Registrant confirms that all considerations describing the Board of Trustees’ deliberations relevant to the proposal are disclosed in the Proxy.

(b) Registrant has revised the “Conclusion” section as follows:

Conclusion. Having requested and received such information from Crow Point as the Trustees believed to be reasonably necessary to evaluate the terms of the Advisory

March 17, 2016

Agreements, and as assisted by the advice of independent legal counsel and fund counsel ~~Counsel~~, the Trustees concluded that the fee structure is reasonable and that approval of the Advisory Agreements is in the best interests of the shareholders of the Fund.

Comment 3. In the second sentence of the fifth paragraph of “The Advisory Agreement” section, disclosure provides that the “New Agreement is similar in all material respects to the Prior Agreement.” Please clarify the disclosure and highlight any material differences, or, if there are none, please state as much.

Response. Registrant notes that there are no material differences other than those described in the Proxy. Registrant has revised the disclosure as follows with the aim of providing clarity to shareholders:

The New Advisory Agreement is substantially identical ~~similar~~ in all material respects to the Prior Advisory Agreement. The New Advisory Agreement differs only in ~~, except for~~ the name of the adviser and the dates of execution, effectiveness, and termination.

Comment 4. In the section titled “THE PROXY” under “OTHER INFORMATION”, please describe all forms by which a proxy vote may be cast. For example, in the Form of Proxy the option to vote by phone is provided. In doing so, please also revise how votes may be revoked in light of any disclosure changes. See Item 2 of Schedule 14A.

Response. The disclosure has been revised as follows:

The Board of Trustees solicits proxies so that each shareholder has the opportunity to vote on the proposals to be considered at the Meeting. A proxy for voting your shares at the Meeting is enclosed. The shares represented by each valid proxy received in time will be voted at the Meeting as specified. If no specification is made, the shares represented by a duly executed proxy will be voted: for approval of the proposed New Advisory Agreement and, at the discretion of the holders of the proxy, on any other matter that may come before the meeting that the Trust did not have notice of a reasonable time prior to the mailing of this Proxy Statement. You may vote (1) in person, (2) by phone with a live operator, (3) by written proxy mailing your signed and voted proxy back in the postage paid envelope provided, or (4) by attending and voting in person at the Meeting. You may revoke your proxy at any time before it is exercised by (1) submitting a duly executed proxy bearing a later date, (2) submitting a written notice to the President of the Trust revoking the proxy, (3) by phone, or (4~~3~~) attending and voting in person at the Meeting. Certain shareholders may be able to vote on-line. Please contact your broker for more information.

March 17, 2016

Comment 5. Please review Item 22(c)(10) of Schedule 14A, and, to the extent applicable, revise the disclosure as required.

Response. The adviser does not serve as investment adviser to any other now effective Fund, as that term is defined in Item 22(1)(v) of Schedule 14A, having a similar investment objective.

Comment 6. Please disclose, if applicable, commissions paid to affiliated brokers as required by Item 22(c)(13) for Schedule 14A.

Response. Registrant confirms that there are no such commissions with respect to the Fund.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Emily Little at (614) 469-3264 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Emily M. Little

Emily M. Little